FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

{X} **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

{ } **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________________ to

Commission file number 1-13934

A. Full title of the plan:

MIDWEST EXPRESS AIRLINES SAVINGS AND INVESTMENT PLAN

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

MIDWEST EXPRESS HOLDINGS, INC.
6744 South Howell Avenue
Oak Creek, Wisconsin 53154-1402

Exhibit Index is on Page 15

REQUIRED INFORMATION

The following financial statements and schedules of the Midwest Express Airlines Savings and Investment Plan (the "Plan"), prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith. McGladrey & Pullen, LLP, the current independent auditor for the Plan, audited the financial statements and schedules as of and for the year ended December 31, 2001. The former independent auditor for the Plan, Deloitte & Touche LLP, audited the financial statements and schedules as of and for the year ended December 31, 2000.

MIDWEST EXPRESS AIRLINES
SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2001

MIDWEST EXPRESS AIRLINES SAVINGS AND INVESTMENT PLAN

CONTENTS	PAGE

INDEPENDENT AUDITOR'S REPORT

To the Plan
Midwest Express Airlines Savings
and Investment Plan
Oak Creek, Wisconsin

We have audited the accompanying statement of net assets available for benefits of Midwest Express Airlines Savings and Investment Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Madison, Wisconsin
June 14, 2002

Deloitte & Touche LLP
Suite 2300
411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Tel: (414) 271-3000
Fax: (414) 347-6200
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Midwest Express Airlines Savings and Investment Plan:

We have audited the statement of net assets available for benefits of Midwest Express Airlines Savings and Investment Plan (the "Plan") as of December 31, 2000, listed in the Table of Contents. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of net assets available for benefits provides a reasonable basis for our opinion.

In our opinion, such statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 5, 2001

Deloitte
Touche
Tohmatsu

MIDWEST EXPRESS AIRLINES SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2000
ASSETS		
Investments, at fair value		
Interest in the Midwest Express Holdings, Inc. Master Trust	**$ 11,288,148**	$ 9,767,554
Other investments	**58,546,578**	62,610,083
Total investments	**69,834,726**	72,377,637
Receivables		
Participants' contributions	**241,608**	354,707
Employer's contributions	**-**	116,687
Accrued interest and dividends	**23,980**	14,915
Net due from broker for securities sold	**-**	77,405
Total receivables	**265,588**	563,714
Cash and Cash Equivalents	**2,663**	-
Total assets	**70,102,977**	72,941,351
LIABILITIES		
Accrued Expenses	**7,091**	-
NET ASSETS AVAILABLE FOR BENEFITS	**$ 70,095,886**	$ 72,941,351

See Notes to Financial Statements.

MIDWEST EXPRESS AIRLINES SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2001

ADDITIONS	
Investment income (loss):	
Interest in earnings of master trust	$ (27,842)
Net depreciation in fair value of other investments	(9,229,944)
Interest and dividends	478,199
Total investment loss	(8,779,587)
Contributions:	
Employer	1,793,632
Participants	7,059,924
Participant rollovers	347,536
Transfers from Astral Aviation, Inc. 401(k) Plan	136,126
	9,337,218
Total additions	557,631
DEDUCTIONS	
Distributions to participants	3,236,898
Administrative expenses	50,913
Transfers to Astral Aviation, Inc. 401(k) Plan	115,285
Total deductions	3,403,096
Net decrease	(2,845,465)
Net assets available for benefits:	
Beginning	72,941,351
Ending	$ 70,095,886

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description

The following brief description of the Midwest Express Airlines Savings and Investment Plan (the Plan) is provided for general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution 401(k) savings plan covering all full- and part-time employees of Midwest Express Airlines, Inc. (Midwest Express). Full-time employees are eligible to participate after completing one full calendar month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Participants may elect to make before and after tax contributions to the Plan subject to Plan and Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Employer contributions are made at the discretion of the Board of Directors of Midwest Express. All employer contributions are invested in the Midwest Express Airlines Stock Fund. Employer contributions to the Midwest Express Airlines Stock Fund can be immediately transferred to other investment options by the participant with the exception of the initial profit sharing contribution at the Plan inception which is required to remain in the Midwest Express Airlines Stock Fund per the Plan document. Prior to October 1, 2001, Midwest Express made matching contributions of amounts equal to 50 percent of the first five percent of base compensation that a participant contributed to the Plan. Effective October 1, 2001, matching contributions were temporarily suspended.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocations of (a) Midwest Express' contributions, (b) Plan earnings, and (c) charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Midwest Express' contribution portion of their account plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service, upon death, total disability, or attainment of the age of 65 in the employer's matching contribution portion of their account.

Investment Options: Except for the initial profit sharing contribution discussed above which is non-participant directed, participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan's literature. Participants may change their investment options daily.

Participant Loans: Participants may request a loan against their respective accounts of up to the lesser of $50,000 or 50 percent of the value of their account balance. The rate of interest charged on a participant's loan is determined by the plan administrator based on market rates.

Note 1. Plan Description (Continued)

Payment of Benefits: Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2. Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions only. Their after-tax contribution account may be withdrawn for any reason. Participant's vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $5,000. If the balance exceeds $5,000, distribution will be made only if the participant consents.

Benefits Payable: Net assets available for benefits includes benefits of approximately $110,700 and $253,000 due to participants who have withdrawn from participation in the Plan as of December 31, 2001 and 2000, respectively.

Forfeited Accounts: At December 31, 2001 forfeited nonvested accounts totaled $88,653. These accounts will be used to reduce future employer contributions. Also, in 2001, employer contributions were reduced by $34,452.

Note 2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

Interest in Master Trust: The Plan participates in the Midwest Express Holdings, Inc. Master Trust (the Master Trust), which was established as of January 1, 1997, to hold the Plan's and an affiliate's plan investments in the common stock of Midwest Express Holdings, Inc. Investment income, realized gains and losses on investment transactions, expenses, and investment appreciation or depreciation on assets held in the Master Trust are allocated monthly to each plan based on its proportionate share of Master Trust assets. Plan participation in the Master Trust is adjusted monthly for withdrawals for benefit payments to Plan participants and for contributions made to the Plan.

Investment Valuation and Income Recognition: Investments are stated at fair value based on quoted or reported market values. Purchases and sales of securities are recorded on a trade date basis and investment income is recorded as earned. Net appreciation or depreciation in fair values of investments includes both realized and unrealized investment gains and losses.

Note. 3. Related Party Transactions

Midwest Express provides certain accounting and administrative services to the Plan for which no fees are charged. In addition, Midwest Express pays certain outside administrative expenses of the Plan. Certain Plan investments are shares of mutual funds managed by M&I Trust Company. M&I Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $50,913 for the year ended December 31, 2001.

Note 4. Interest in Master Trust

Investments held in the Master Trust at December 31, 2001 and 2000 are as follows:

	2001	2000
Common stock	$ 11,192,156	$ 9,587,075
Cash and cash equivalents	41,790	306,060
Due from broker	226,217	-
Accrued interest income	430	2,100
Total investments	$ 11,460,593	$ 9,895,235

The above amounts include non-participant directed investments of $1,382,437 and $1,480,765 at December 31, 2001 and 2000, respectively.

The net investment loss of the Master Trust for the year ended December 31, 2001 was as follows:

Depreciation in fair value of investments	$ (45,119)
Other	15,676
Net investment loss	$ (29,443)

The Plan's interest in the Master Trust as a percentage of net assets of the Master Trust was approximately 98 and 99 percent at December 31, 2001 and 2000.

Note 5. Investments

The fair value of investments that individually represent five percent or more of the Plan's net assets available for benefits consist of the following as of December 31, 2001 and 2000:

	2001	2000
Kimberly Clark Corporation Common Stock	$ 18,011,747	$ 22,677,865
Interest in Midwest Express Holdings, Inc. Master Trust*	11,288,148	9,767,554
M&I Diversified Stock Portfolio	5,596,680	5,811,437
Vanguard Index Trust 500 Portfolio	7,395,405	7,565,589
Invesco Dynamics Fund	5,095,535	6,675,173
Vanguard International Growth Fund	3,654,689	4,303,157
Dreyfus Emerging Leaders Fund	5,123,544	4,901,578

* Includes $1,379,803 and $1,478,827 of non-participant directed funds as of December 31, 2001 and 2000, respectively.

The Plan's other investments, including investments bought, sold, and held during the year ended December 31, 2001 depreciated in value as follows:

Common collective funds	$ (596,660)
Registered investment companies	(5,512,853)
Common Stock	(3,120,431)
Net depreciation in fair value of other investments	$ (9,229,944)

Note 6. Plan Termination

Although is has not expressed any intent to do so, Midwest Express has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

Note 7. Tax Status

The IRS has determined and informed Midwest Express by a letter dated July 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Midwest Express believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

MIDWEST EXPRESS AIRLINES SAVINGS AND INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

Description	Current Value
Interest in Midwest Express Holdings, Inc. Master Trust; 98% interest *	$ 11,288,148
Common collective funds:	
M&I Diversified Stock Porfolio *	5,596,680
M&I Stable Principal Fund *	3,122,575
M&I Growth Balanced Portfolio *	1,611,546
M&I Diversified Income Portfolio *	372,232
Registered investment companies:	
Dreyfus Emerging Leaders Fund	5,123,544
Invesco Dynamics Fund	5,095,535
Legg Mason Value Trust Income	2,692,687
Marshall Government Income Fund	2,168,772
Massachusetts Investors Growth Stock	2,205,856
Vanguard Index Trust 500 Portfolio	7,395,405
Vanguard International Growth Fund	3,654,689
Common stock	
Kimberly Clark Corporation	18,011,747
Participant loans; interest rates ranging from 4.75% to 9.5%; due through 2006 *	1,495,310
Total investments	$ 69,834,726

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Midwest Express Airlines Savings and Investment Plan Advisory Committee, which administers the plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MIDWEST EXPRESS AIRLINES SAVINGS AND INVESTMENT PLAN

June 28, 2002

By \s\

Robert S. Bahlman
Member of the Midwest Express Airlines Savings and Investment Plan Advisory Committee

EXHIBIT INDEX
MIDWEST EXPRESS AIRLINES SAVINGS AND INVESTMENT PLAN
FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

EXHIBIT (23.1)

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM International

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No. 33-97592 of Midwest Express Holdings, Inc. on Form S-8 of our report dated June 14, 2002 on the financial statements of Midwest Express Airlines Savings and Investment Plan as of and for the year ended December 31, 2001, appearing in this Annual Report on Form 11-K.

McGladrey & Pullen, LLP

Madison, Wisconsin
June 27, 2002

EXHIBIT (23.2)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-97592 of Midwest Express Holdings, Inc. on Form S-8 of our report dated June 5, 2001, appearing in this Annual Report on Form 11-K of Midwest Express Airlines Savings and Investment Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
June 26, 2002